UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 08, 2022
Commission File Number 1-15200

Equinor ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Equinor ASA on August 08, 2022, entitled "Equinor ASA: Share buy-back".

Equinor ASA: Share buy-back

Please see below information about transactions made under the share buy-back programme for Equinor ASA (OSE:EQNR, NYSE:EQNR).

Date on which the third tranche of the share buy-back programme for 2022 was announced: 27 July 2022.

The duration of the third tranche of the buy-back programme for 2022: 28 July to no later than 26 October 2022.

Size of the buy-back programme: Up to 75,000,000 shares, with a maximum total consideration for the third tranche: USD 604,890,000.

From 1 August until 5 August, Equinor ASA has purchased a total of 1,573,533 own shares at the Oslo Stock Exchange at an average price of NOK 360.4565 per share.

Aggregated overview of transactions per day:

Date	Aggregated volume (number of shares)	Weighted average share price (NOK)	Total transaction value (NOK)
1 August	304,558	365.9035	111,438,838.15
2 August	312,626	364.3073	113,891,933.97
3 August	311,830	365.2489	113,895,564.49
4 August	320,000	357.6361	114,443,552.00
5 August	324,519	349.8112	113,520,380.81

Previously disclosed buy-backs under the third tranche of the 2022 programme (accumulated)	635,000	362.4806	230,175,174.00
Accumulated under the buy-back programme third tranche (started 28 July)	2,208,533	361.0385	797,365,443.42
Accumulated under the buy-back programme first tranche 2022 (started 9 February)	10,167,981	288,3377	2,931,811,820.22
Accumulated under the buy-back programme second tranche 2022 (started 16 May)	12,515,487	344,1722	4,307,483,267.18

Total buy-backs under the 2022 programme	24,892,001	322.8612	8,036,660,530.82

Following the completion of the above transactions, Equinor ASA owns a total of 24,899,218 own shares, corresponding to 0.78% of Equinor ASA’s share capital, including shares under Equinor’s share savings programme.

This is information that Equinor ASA is obliged to make public pursuant to the EU Market Abuse Regulation and subject to the disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.

Appendix:
A detailed overview of all transactions made under the buy-back programme that have been carried out during the above-mentioned time period is attached to this report and available at www.newsweb.no.

Further information from

Investor relations
Mads Holm, senior vice president Treasury & Tax and Investor Relations,
+47 909 55 417

Media
Sissel Rinde, vice president Media Relations,
+ 47 412 60 584

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EQUINOR ASA (Registrant)
Dated: August 08, 2022	By:	___/s/ Ulrica Fearn Name: Ulrica Fearn Title: Chief Financial Officer